Exhibit 5.1

December 13, 2010

Gammon Gold Inc.

56 Temperance Street

Suite 501

Toronto, Ontario

M5H 3V5

Dear Sirs and Mesdames:

Re:	Gammon Gold Inc. (the “Company”) – Registration Statement in connection with Proposed Merger with Capital Gold Corporation (“Capital”)

We have acted as counsel to the Company in connection with the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333-170370) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, relating to the proposed issuance by the Company of common shares (the “Common Shares”) in connection with the merger (the “Merger”) contemplated by the merger agreement (the “Merger Agreement”) dated as of October 1, 2010, as amended on October 29, 2010, by and among the Company, Capital, a Delaware corporation, and Capital Gold Acquireco, Inc. (“Acquireco”), a Delaware corporation and a wholly-owned subsidiary of the Company. Upon consummation of the Merger, each holder of Capital common stock will be entitled to receive, for each share of Capital common stock owned by such shareholder immediately prior to the Merger, 0.5209 of a Gammon Gold common share and a cash payment in the amount of US$0.79 in exchange for each Capital common share, all as more fully described in the Registration Statement.

This opinion is being delivered in connection with the Registration Statement to which this opinion appears as an exhibit.

The opinion set out below is limited to the laws currently in force in the Province of Quebec and the federal laws of Canada applicable therein.

Examinations

We have examined and are relying on the following documents and records for the purposes of the opinions hereinafter expressed:

(a)	a copy of the Registration Statement;

(b)	a copy of the Merger Agreement;

(a)	a certificate dated the date hereof of an officer of the Company (the “Officer’s Certificate”), including a certified copy of:

(i)	the resolutions passed by the board of directors of the Company on September 29, 2010 approving the Merger Agreement and the transactions contemplated therein; and

(ii)	the resolutions passed by the board of directors of the Company on October 29, 2010 approving the Registration Statement.

We have relied upon the certificates and other documents referred to above with respect to the accuracy of the factual matters contained therein and we have not performed any independent check or verification of such factual matters.

Reliance and Assumptions

For the purposes of the opinions expressed below, we have assumed:

(a)	the genuineness of all signatures on each document that we have examined;

(b)	the authenticity and completeness of all documents submitted to us as originals, and the conformity to authentic and complete originals of all documents submitted to us as copies, whether photostatic, telecopied or otherwise; and

(c)	the legal power, capacity and authority of all natural persons signing in their individual capacities.

Opinion

Based and relying upon the foregoing, and subject to the assumptions and limitations stated herein, we are of the opinion that the Common Shares, if, as and when issued as authorized in accordance with the terms of the Merger Agreement, will be validly issued as fully paid and non-assessable Common Shares of the Company.

Limitation

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the proxy statement/prospectus included in the Registration Statement.

Yours very truly,

/s/ FASKEN MARTINEAU DUMOULIN LLP